ALIGNVEST ACQUISITION CORPORATION (“Alignvest”)

SPECIAL MEETING OF SHAREHOLDERS

JANUARY 24, 2017

REPORT OF VOTING RESULTS

     In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), we hereby advise you of the following voting results obtained at the special meeting (the “Meeting”) of the shareholders of Alignvest held on January 24, 2017. Each of the matters set out below is described in greater detail in the Management Information Circular of Alignvest dated December 22, 2016 and amended on January 12, 2017. The total number of Class A restricted voting shares and Class B shares of Alignest (collectively, the “Shares”) represented by shareholders present in person and represented by proxy at the Meeting was 31,142,648 representing 92.94% of Alignvest’s issued and outstanding Shares.

     1. Approval of the Arrangement Resolution

     According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to approve the plan of arrangement under Section 182 of the Business Corporation Act (Ontario) (the “Arrangement”) involving Alignvest and Trilogy International Partners LLC (“Trilogy”), in accordance with the terms of the arrangement agreement dated November 1, 2016, between Alignvest and Trilogy, as amended.

     2. Approval of the Deferred Share Unit Plan Resolution

     According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to approve the adoption by the Corporation of a deferred share unit plan.

     3. Approval of the Restricted Share Unit Plan Resolution

     According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to approve the adoption by the Corporation of a restricted share unit plan.

     4. Approval of the Insider Subscriptions Resolution

     According to proxies received and a vote by ballot, disinterested voting shareholders present in person and represented by proxy at the Meeting voted to approve the potential issuance by the Corporation of Class B shares to certain insiders of the Corporation exceeding 10% of the total issued and outstanding Shares.

     5. Approval of the Continuance Resolution

     According to proxies received and a vote by ballot, voting shareholders present in person and represented by proxy at the Meeting voted to approve, by special resolution, the continuance by the Corporation from the laws of the Province of Ontario to the laws of the Province of British Columbia.

     The following are the voting results on each of the aforementioned matters:

Resolutions	Number and percentage of Shares represented in person or by proxy and entitled to vote at the Meeting that were voted “FOR” (rounded)	Number and percentage of Shares represented in person or by proxy and entitled to vote at the Meeting that were voted “AGAINST” (rounded)
Arrangement Resolution	30,907,548 (99.25%)	235,100 (0.75%)
DSU Plan Resolutions	30,901,548 (99.23%)	241,100 (0.77%)
RSU Plan Resolution	30,901,548 (99.23%)	241,100 (0.77%)
Insider Subscription Resolution	23,267,528 (98.96%)	243,400 (1.04%)
Continuance Resolution	30,907,648 (99.25%)	235,000 (0.75%)

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ALIGNVEST ACQUISITION
CORPORATION

By:	(signed) “Reza Satchu”
Reza Satchu
President and Chief Executive Officer